Filed by Vacasa, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TPG Pace Solutions Corp.

Commission File No.: 001-40319

Vacasa Reports Record Second Quarter 2021 Results

PORTLAND, Ore., (September 9, 2021) — Vacasa, North America’s leading vacation rental management platform, today announced financial results for the second quarter ended June 30, 2021.

"Vacasa’s operating and financial results far exceeded our second quarter targets, driven by pent-up demand for leisure travel, shifting consumer preference and the unique benefits vacation rentals provide in the current environment," said Matt Roberts, CEO of Vacasa. “These strong consumer trends have continued, and we now expect our third quarter revenue to finish well ahead of the targets we established with TPG Pace Solutions prior to our announced business combination.”

Second Quarter 2021 Highlights:

●	Vacasa’s Operating and Financial Results Exceed Targets. Second quarter 2021 Gross Booking Value, Revenue, and Adjusted EBITDA all finished above the targets outlined in the Investor Presentation filed by TPG Pace Solutions Corp. (NYSE: TPGS; “TPGS”) when the planned business combination was announced on July 29, 2021.

●	Strong Gross Booking Value Drives Record Revenue. Gross Booking Value reached $514 million in the second quarter, up 247% year-over-year and above the target of $478 million. As a result, Revenue reached $240 million in the second quarter, up 188% year-over-year and above the target of $220 million.

●	Over 1.4 Million Nights Sold. There were more than 1.4 million Nights Sold in the second quarter compared to 449,000 in the second quarter of 2020. Not only was occupancy strong, driven by increased demand for leisure travel, but we were able to achieve that with an increase in Gross Booking Value per Night Sold to a record setting $365 during the quarter.

●	Net Loss. Net loss in the second quarter was $17 million compared to $20 million in the second quarter of 2020.

●	Topline Outperformance Results in Adjusted EBITDA Beat. Second quarter 2021 Adjusted EBITDA was positive $9 million compared to negative $6 million in the second quarter of 2020 and to the target of negative $7 million. The $16 million outperformance on Adjusted EBITDA relative to the target was attributable to stronger than projected Revenue.

●	Third Quarter Revenue Pacing Nearly 20% Higher than Target. The favorable tailwinds that drove outperformance in the second quarter have continued into the third quarter. We are capitalizing on the ongoing surge in consumer demand by executing on our core strategy: maximizing revenue for our homeowners by achieving the optimal balance between occupancy and Gross Booking Value per Night Sold. Based on the trends we’ve seen to date, we expect third quarter revenue to be in the range of $300 million to $310 million compared to our target of $258 million. Given the continued momentum in the business, we are pulling forward some of our planned investments to the third and fourth quarter, which we expect to fund with revenue outperformance. We now expect third quarter Adjusted EBITDA to be in the range of positive $35 million to $40 million compared to our target of positive $26 million.

●	Product Updates. We recently released a number of new products including the beta version of our Homeowner Mobile App, the “Add a Night” Feature to further optimize revenue and the guest experience, and the HomeCare Hub API for contractor agencies. We have a deep product roadmap and will continue to invest in engineers to improve our proprietary technology offering and, in turn, our customer experience.

"Heightened demand for vacation rentals during the second quarter resulted in strong occupancy. Simultaneously, Vacasa was able to increase Gross Booking Value per Night Sold by over 10% versus last year, maximizing rental income for our valued homeowners," said Jamie Cohen, CFO of Vacasa. “With these favorable patterns clearly extending into the third quarter, we are finding ways to invest the overperformance back into the business to further our competitive differentiation and continue building a strong foundation for long-term growth.”

Please visit vacasa.com/investors to review the Second Quarter 2021 Shareholder Letter.

About Vacasa

Vacasa is the leading vacation rental management platform in North America, transforming the vacation rental experience by integrating purpose-built technology with expert local and national teams. Homeowners enjoy earning significant incremental income on one of their most valuable assets, delivered by the company’s unmatched technology that adjusts rates in real time to maximize revenue. Guests can relax comfortably in Vacasa’s 30,000+ homes across more than 400 destinations in North America, Belize and Costa Rica, knowing that 24/7 support is just a phone call away. In addition to enabling guests to search, discover and book its properties on Vacasa.com and the Vacasa Guest App, Vacasa provides valuable, professionally managed inventory to top channel partners, including Airbnb, Booking.com and Vrbo. In Summer 2021, Vacasa entered into an agreement to become a publicly traded company through a business combination with TPG Pace Solutions (NYSE: TPGS), a special purpose acquisition company (“SPAC”).

For more information, visit https://www.vacasa.com/press.

Condensed Consolidated Statements of Operations

(in thousands)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2021	2020	2021
Revenue	$83,336	$240,313	$196,725	$369,731
Costs and expenses:
Cost of revenue (1)	41,593	118,368	104,383	193,994
Operations and support (1)	21,074	47,065	52,474	77,401
Technology and development (1)	4,123	11,107	12,669	18,603
Sales and marketing (1)	13,572	39,174	40,287	64,714
General and administrative (1)	11,397	18,923	23,742	40,346
Depreciation	3,835	4,242	7,445	8,307
Amortization of intangible assets	4,894	12,074	9,675	16,799
Total costs and expenses	100,488	250,953	250,675	420,164
Loss from operations	(17,152)	(10,640)	(53,950)	(50,433)
Interest income	29	13	364	26
Interest expense	(1,410)	(3,075)	(1,629)	(5,906)
Other income (expense), net	(1,065)	(3,628)	(1,398)	(10,349)
Net loss before income tax	(19,598)	(17,330)	(56,613)	(66,662)
Income tax benefit (expense)	78	113	157	152
Net loss	$(19,520)	$(17,217)	$(56,456)	$(66,510)

(1) Includes equity-based compensation expense as follows:

Cost of revenue	$-	$-	$-	$-
Operations and support	-	31	-	62
Technology and development	-	156	-	322
Sales and marketing	-	415	-	654
General and administrative	690	1,556	690	1,963
Total equity-based compensation expense	$690	$2,158	$690	$3,001

Key Business Metrics

(in thousands, except GBV per Night Sold)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2021	2020	2021
Gross booking value ("GBV")	$148,153	$514,201	$348,790	$760,078
Nights Sold	449	1,407	1,188	2,231
GBV per Night Sold	$330	$365	$294	$341

Condensed Consolidated Balance Sheets

(in thousands)

(unaudited)

	12/31/2020	6/30/2021
Assets
Current assets:
Cash and cash equivalents	$218,484	$330,700
Restricted cash	72,528	245,900
Accounts receivable, net	10,161	38,822
Prepaid expenses and other current assets	10,191	19,336
Total current assets	311,364	634,758
Property and equipment, net	65,087	62,618
Intangibles, net	77,426	230,848
Goodwill	121,487	642,139
Other long-term assets	11,888	16,862
Total assets	$587,252	$1,587,225
Liabilities, Redeemable Convertible Preferred Units, and Members' Deficit
Current liabilities:
Accounts payable	$15,648	$43,419
Funds payable to owners	92,707	331,346
Hospitality and sales taxes payable	20,721	67,385
Deferred revenue	49,992	169,503
Future stay credits	35,140	31,589
Accrued expenses and other current liabilities	44,022	84,502
Total current liabilities	258,230	727,744
Long-term debt, net of current portion	111,689	115,578
Other long-term liabilities	22,204	37,671
Total liabilities	392,123	880,993

Redeemable convertible preferred units	771,979	1,198,080
Members' deficit:
Common units	-	-
Additional paid-in capital	-	575,966
Accumulated deficit	(577,091)	(1,068,794)
Accumulated other comprehensive income (loss)	241	980
Total members' deficit	(576,850)	(491,848)
Total liabilities, redeemable convertible preferred units and members' deficit	$587,252	$1,587,225

Condensed Consolidated Statements of Cash Flows

(in thousands)

(unaudited)

	Six Months ended June 30,
	2020	2021
Cash from operating activities:
Net loss	$(56,456)	$(66,510)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Bad debt expense	1,205	1,350
Depreciation	7,445	8,307
Amortization of intangible assets	9,675	16,799
Deferred income taxes	(278)	(159)
Other gains and losses	172	901
Fair value adjustment on warrant derivative liabilities	963	10,263
Loss on debt extinguishment	-	-
Non-cash interest expense	364	4,014
Equity-based compensation expense	690	3,001
Change in operating assets and liabilities:
Accounts receivable	4,645	(4,871)
Prepaid expenses and other assets	7,976	(12,872)
Accounts payable	6,111	18,079
Funds payable to owners	54,018	191,323
Hospitality and sales taxes payable	12,286	38,122
Deferred revenue and future stay credits	61,379	83,240
Accrued expenses and other liabilities	1,580	13,394
Net cash provided by (used in) operating activities	111,775	304,381
Cash from investing activities:
Purchases of property and equipment	(1,074)	(2,152)
Proceeds from sale of property and equipment	-	-
Cash paid for internally developed software	(5,391)	(2,654)
Cash paid for business combinations, net of cash acquired	(1,959)	(6,870)
Other investing activities	-	-
Net cash used in investing activities	(8,424)	(11,676)
Cash from financing activities:
Cash paid for business combinations	(6,163)	(6,947)
Proceeds from issuance of long-term debt	115,931	-
Payments on long term debt	(10,127)	(125)
Proceeds from issuance of preferred units, net of issuance costs	-	-
Other financing activities	(143)	(104)
Net cash provided by (used in) financing activities	99,498	(7,176)
Effect of exchange rate fluctuations on cash, cash equivalents, and restricted cash	(333)	59
Net increase in cash, cash equivalents and restricted cash	202,516	285,588
Cash, cash equivalents and restricted cash, beginning of period	209,489	291,012
Cash, cash equivalents and restricted cash, end of period	$412,005	$576,600

Adjusted EBITDA Reconciliation

(in thousands)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2021	2020	2021
Net Loss	$(19,520)	$(17,217)	$(56,456)	$(66,510)
Add back:
Depreciation and amortization of intangible assets	8,729	16,316	17,120	25,106
Interest income	(29)	(13)	(364)	(26)
Interest expense	1,410	3,075	1,629	5,906
Other income (expense), net	1,065	3,628	1,398	10,349
Income tax benefit (expense)	(78)	(113)	(157)	(152)
Equity-based compensation	690	2,158	690	3,001
Business combination costs(1)	-	1,322	-	7,514
Restructuring costs(2)	1,315	-	4,962	250
Adjusted EBITDA	$(6,418)	$9,156	$(31,178)	$(14,562)

(1) Represents third party costs associated with the strategic acquisition of TurnKey and third party costs associated with our merger with TPG Pace Solutions Corp.

(2) Represents costs associated with an internal reorganization and workforce reductions in response to the COVID-19 pandemic and costs associated with the wind-down of a significant portion of our international operations.

Additional Information and Where to Find It

This press release is being made in connection with a proposed business combination involving Vacasa and TPGS. In connection with the proposed transaction, Vacasa, Inc. (“NewCo”) has filed with the SEC a registration statement on Form S-4 that includes a preliminary proxy statement for the shareholders of TPGS, which also constitutes a preliminary prospectus of NewCo. TPGS urges investors, shareholders and other interested persons to read the preliminary proxy statement/prospectus as well as other documents filed with the SEC (including, when available, the definitive proxy statement/prospectus) because these documents will contain important information about TPGS, Vacasa, NewCo and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of TPGS as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: TPG Pace Solutions, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

TPGS, NewCo, Vacasa and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPGS in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPGS’s executive officers and directors in the solicitation by reading TPGS’s initial public offering prospectus, which was filed with the SEC on April 9, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus relating to the business combination. Shareholders, potential investors and other interested persons should read the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, carefully before making any voting or investment decisions. Copies of these documents may be obtained for free from the sources indicated above.

Forward-Looking Statements

Certain statements made in this press release are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from TPGS’s or Vacasa’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the business combination between TPGS and Vacasa (the “Business Combination Agreement”); (ii) the ability of the combined company to meet listing standards following the transaction and in connection with the consummation thereof; (iii) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of TPGS or other reasons; (iv) the failure to meet the minimum cash requirements of the Business Combination Agreement due to TPGS shareholders redemptions and one or more defaults by the investors in the private placement that is being undertaken in connection with the business combination, and failing to obtain replacement financing; (v) costs related to the proposed transaction; (vi) changes in applicable laws or regulations; (vii) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability; (viii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (ix) the continuing or new effects of the COVID-19 pandemic on TPGS and Vacasa and their ability to consummate the transaction; and (x) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by TPGS and NewCo.

Additional information concerning these and other factors that may impact TPGS’s and Vacasa’s expectations and projections can be found in TPGS’s periodic filings with the SEC, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC by NewCo., and in the definitive proxy statement/prospectus when available. TPGS’s and NewCo’s SEC filings are available publicly on the SEC's website at www.sec.gov.

The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TPGS nor Vacasa undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

No Offer or Solicitation

This press release does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release also does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Securities Act of 1933, as amended, or an exemption therefrom.

No Assurances

There can be no assurance that the transactions described herein will be completed, nor can there be any assurance, if such transactions are completed, that the potential benefits of combining the companies will be realized. The description of the transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transactions, copies of which have been filed as exhibits to the Current Report on Form 8-K filed by TPGS with the SEC on August 3, 2021.

Use of Non-GAAP Financial Measures

This press release includes Adjusted EBITDA, which is a financial measure that is not defined by or presented in accordance with accounting principles generally accepted in the United States (“GAAP”). Because it excludes items we do not believe to be indicative of our core operating performance, we believe Adjusted EBITDA provides useful information to analysts and investors in understanding and evaluating our results of operations, is frequently used by these parties in evaluating companies in our industry, and provides a useful measure for period-to-period comparisons of our business performance. Moreover, Adjusted EBITDA is a key measurement used by our management internally to make operating decisions, including those related to analyzing operating expenses, evaluating performance, and performing strategic planning and annual budgeting.

However, Adjusted EBITDA has a number of significant limitations as an analytical tool, and other companies in our industry may calculate this measure differently than we do, thereby further limiting its usefulness as a comparative measure. Because of its limitations, Adjusted EBITDA should be considered as supplemental in nature only, and should not be viewed as a substitute for net loss or any other financial information prepared in accordance with GAAP.

From time to time when presenting forward-looking non-GAAP metrics, we are unable to provide quantitative reconciliations to the most closely correlated GAAP measure due to the uncertainty in the timing, amount or nature of any adjustments, which could be material in any period.